                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.    16   )*
                                          --------

                          The St. Paul Companies, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  792860-10-8
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (10-88)               Page 1 of 6 pages

- -----------------------                                  ---------------------
 CUSIP No. 792860-10-8               13G                   Page 2 of 6 pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON S.S. or I.R.S.
 1    IDENTIFICATION NO. OF ABOVE PERSON
      First Bank System Inc.
      601 2nd Ave. South
      Minneapolis, MN 55402-4302
      Tax I.D. No.: 41-0255900

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware, U.S.A.

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5              1,907,601
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6              4,697,024/1/

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7              1,565,778
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8              5,099,153/1/

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9                                  6,744,995/1/

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11                                  8.02%


- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      H.C.

- ------------------------------------------------------------------------------

                      SEE INSTRUCTION BEFORE FILLING OUT!

__________________________
/1/ This number includes 2,108,950 shares held in the "unallocated account, as of December 31, 1994, of the Saint Paul Companies, Inc. Employee Stock Ownership Plan and Trust, which an affiliate of First Bank System, Inc. acts as trustee. The number of "allocated" shares held in such trust (2,267,224 shares as of December 31, 1994) is not included in this number, based upon our interpretation of SEC staff no-action letters.

                                                               Page 3 of 6 pages

Item 1
- ------

        a.  Name of Issuer:
            --------------

            The St. Paul Companies, Inc.

        b.  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            The St. Paul Companies, Inc.
            385 Washington Street
            St. Paul, Minnesota 55102

Item 2
- ------

        a.  Name of Person Filing:
            ---------------------

            First Bank System, Inc.

        b.  Address of Person's Filing Principal Executive Offices:
            ------------------------------------------------------

            601 2nd Ave South
            Minneapolis, MN  55402-4302
            United States

        c.  Title of Class of Securities:
            ----------------------------

            COMMON

        d.  CUSIP Number:
            ------------

            792860-10-8

Item 3
- ------
            The person filing this statement is a:
            (g) [x] Parent Holding Company

Item 4
- ------

        Ownership:
        ---------

        a.  Amount beneficially owned:                              6,744,995/1/
        b.  Percentage of Class:                                         8.02%
        c.  Number of shares as to which such person has:

            1.  Sole power to vote or direct the vote:              1,907,601
            2.  Shared power to vote or direct vote:                4,697,024/1/
            3.  Sole power to dispose or direct the disposition:    1,565,778
            4.  Shared power to dispose or direct the disposition:  5,099,153/1/

Item 5
- ------

        Ownership of Five Percent or less of Class:  (   )
        ------------------------------------------

__________________________
/1/ This number includes 2,108,950 shares held in the "unallocated account, as of December 31, 1994, of the Saint Paul Companies, Inc. Employee Stock Ownership Plan and Trust, which an affiliate of First Bank System, Inc. acts as trustee. The number of "allocated" shares held in such trust (2,267,224 shares as of December 31, 1994) is not included in this number, based upon our interpretation of SEC staff no-action letters.

Item 6
- ------

          Ownership of More Than Five Percent on Behalf of Another Person:
          ----------------------------------------------------------------

          Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

Item 7
- ------

          Identification and Classification of Members of the Subsidiary which Acquired the Security Being Reported on by Parent Holding Company

          See Exhibit A

Item 8
- ------

          Identification and Classification of Members of the Group:
          ----------------------------------------------------------

          Not Applicable

Item 9
- ------

          Notice of Dissolution of Group:
          -------------------------------

          Not Applicable

Item 10
- -------

          Certification
          -------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 13, 1995



/s/ Bruce L. Wilson
_________________________
Bruce L. Wilson
Vice President

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                   EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

    Colorado National Bank                   First Trust Company of North
    P.O. Box 5548                            Dakota National Association
    Denver, Colorado 80217                   505 Second Avenue North
                                             Fargo, North Dakota 58102

    First Bank of South Dakota               First Trust Company of Montana
    (National Association)                   National Association
    141 North Main Avenue                    330 North Broadway
    Sioux Falls, So. Dakota 57117            Billings, Montana 59101

    First Bank National Association          First Trust National Association
    601 2nd Ave South                        180 East Fifth Street, Suite 200
    Minneapolis, Minnesota 55402-4302        St. Paul, Minnesota 55101

    First Bank National Association          First Bank (National Association)
    400-410 North Michigan Avenue            P.O. Box 300
    Chicago, IL 60611                        Milwaukee, WI 53259

                                                                     Page 6 of 6
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                             EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that First Bank System, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).